UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

March 11, 2019

Mizuho Financial Group, Inc.

Changes of Directors and Executive Officers

Mizuho Financial Group, Inc. hereby announces changes of Members of the Board of Directors and Executive Officers (including changes in their areas of responsibility, etc.) of the following entities within the Group :

Mizuho Financial Group, Inc.	(MHFG)
Mizuho Bank, Ltd.	(MHBK)
Mizuho Trust & Banking Co., Ltd.	(MHTB)
Mizuho Securities Co., Ltd.	(MHSC)

Inquiries: Corporate Communications Department +81-3-5224-2026

Mizuho Financial Group, Inc. (MHFG)

1.	Members of the Board of Directors

(1)	Members of the Board of Directors Nominees (to be considered at the ordinary General

Meeting of Shareholders of MHFG in June 2019 (“The Shareholders Meeting”))

Tatsufumi Sakai*	(Reappointment)

Satoshi Ishii*	(New appointment)

Motonori Wakabayashi*	(New appointment)

Hiroaki Ehara*	(New appointment)

Makoto Umemiya*	(Reappointment)

Yasuhiro Sato	(Reappointment)

Hisaaki Hirama	(New appointment)

Masahiro Kosugi	(New appointment)

Tetsuo Seki	(Reappointment, Outside Director)

Tatsuo Kainaka	(Reappointment, Outside Director)

Hirotake Abe	(Reappointment, Outside Director)

Masami Yamamoto	(New appointment, Outside Director)

Hiroko Ota	(Reappointment, Outside Director)

Izumi Kobayashi	(Reappointment, Outside Director)

Total of 14 nominees

(Note) Asterisks indicate directors expected to concurrently serve as Executive Officers.

(2)	Members of the Board of Directors scheduled to retire

(Effective as of April 1, 2019)

Takanori Nishiyama	(Currently Member of the Board of Directors and Managing Executive Officer)

Yasuyuki Shibata	(Currently Member of the Board of Directors and Managing Executive Officer)

(Effective in late June 2019)

Hisashi Kikuchi	(Currently Member of the Board of Directors and Managing Executive Officer)

Ryusuke Aya	(Currently Member of the Board of Directors)

Nobukatsu Funaki	(Currently Member of the Board of Directors)

Takashi Kawamura	(Currently Member of the Board of Directors (Outside Director))

(3)	Chairman of the Board of Directors (to be considered at the Board

Meeting to be held following The Shareholders Meeting)

Appointee as Chairman

Hiroko Ota

(4)	Members of Committees (to be considered at the Board Meeting to be held following

The Shareholders Meeting)

Nominating Committee

Chairman	Tatsuo Kainaka	(Outside Director)

Member	Tetsuo Seki	(Outside Director)

Member	Masami Yamamoto	(Outside Director)

Member	Hiroko Ota	(Outside Director)

Member	Izumi Kobayashi	(Outside Director)

Compensation Committee

Chairman	Masami Yamamoto	(Outside Director)

Member	Tetsuo Seki	(Outside Director)

Member	Tatsuo Kainaka	(Outside Director)

Member	Hirotake Abe	(Outside Director)

Audit Committee

Chairman	Tetsuo Seki	(Outside Director)

Member	Tatsuo Kainaka	(Outside Director)

Member	Hirotake Abe	(Outside Director)

Member	Hisaaki Hirama

Member	Masahiro Kosugi

Risk Committee (Voluntary Committee)

Chairman	Hisaaki Hirama

Member	Izumi Kobayashi	(Outside Director)

Member	Hidetaka Kawakita	(Outside Expert)

(Note) Mr. Hidetaka Kawakita is an outside expert appointed by the Board of Directors of MHFG.

(5)	Brief Personal Record of Newly Nominated Member of the Board of Directors

Name	Satoshi Ishii

Date of Birth	September 1, 1963

Education	Mar. 1986	Graduated from Faculty of Economics, Hitotsubashi University

Business Experience	Joined our group in Apr. 1986

	Apr. 2014	Executive Officer, General Manager of Corporate Secretariat of Mizuho Financial Group, Inc. Executive Officer, General Manager of Corporate Secretariat of Mizuho Bank, Ltd.

	Apr. 2015	Managing Executive Officer, Head of Human Resources Group of Mizuho Financial Group, Inc. Managing Executive Officer, Head of Human Resources Group of Mizuho Bank, Ltd.

	Apr. 2017	Senior Managing Executive Officer, Head of Business Promotion of Mizuho Bank, Ltd. (current)

Apr. 2019

Senior Managing Executive Officer, Chief Digital Innovation Officer, Head of IT & Systems Group and Head of Operations Group of Mizuho Financial Group, Inc. (scheduled)

Deputy President & Executive Officer, In charge of Digital Innovation Department, Head of IT & Systems Group and Head of Operations Group of Mizuho Bank, Ltd. (scheduled)

Name	Motonori Wakabayashi

Date of Birth	August 13, 1964

Education	Mar. 1987	Graduated from Faculty of Law, Kyoto University

Business Experience	Joined our group in Apr. 1987

	Apr. 2013	General Manager of Industry Research Division of Mizuho Bank, Ltd. General Manager of Industry Research Division of Mizuho Corporate Bank, Ltd.

	Apr. 2015	Executive Officer, General Manager of Industry Research Division of Mizuho Bank, Ltd.

Apr. 2016

Managing Executive Officer, Deputy Head of Research & Consulting Unit of Mizuho Financial Group, Inc.

Managing Executive Officer, Head of Research & Consulting Unit and In charge of Banking of Mizuho Bank, Ltd.

	Apr. 2018	Managing Executive Officer, Head of Research & Consulting Unit of Mizuho Financial Group, Inc. (current) Managing Executive Officer, Head of Research & Consulting Unit of Mizuho Bank, Ltd. (current)

Apr. 2019

Managing Executive Officer, Head of Research & Consulting Unit and Head of Risk Management Group of Mizuho Financial Group, Inc. (scheduled)

Managing Executive Officer, Head of Research & Consulting Unit and Head of Risk Management Group of Mizuho Bank, Ltd. (scheduled)

Managing Executive Officer, Head of Risk Management Group of Mizuho Trust & Banking Co., Ltd. (scheduled)

Name	Hiroaki Ehara

Date of Birth	February 5, 1965

Education	Mar. 1987	Graduated from Faculty of Law, Niigata University

Business Experience	Joined our group in Apr. 1987

	Apr. 2013	General Manager of Sapporo Branch of Mizuho Trust & Banking Co., Ltd.

	Apr. 2015	Executive Officer, General Manager of Trust Business Department VI.

Apr. 2016

Managing Executive Officer, Joint Head of Human Resources Group and Joint Head of Internal Audit Group of Mizuho Financial Group, Inc. (current)

Executive Managing Director and Managing Executive Officer, Head of Human Resources Group and Head of Internal Audit Group of Mizuho Trust & Banking Co., Ltd. (current)

Apr. 2019

Managing Executive Officer, Head of Human Resources Group of Mizuho Financial Group, Inc. (scheduled)

Managing Executive Officer, Head of Human Resources Group of Mizuho Bank, Ltd. (scheduled)

Managing Executive Officer, Head of Human Resources Group of Mizuho Trust & Banking Co., Ltd. (scheduled)

Name	Hisaaki Hirama

Date of Birth	December 26, 1962

Education	Mar. 1986	Graduated from Faculty of Economics, the University of Tokyo

Business Experience	Joined our group in Apr. 1986

	Apr. 2014	Executive Officer, General Manager of Marunouchi-Chuo Branch Division No.1 of Mizuho Bank, Ltd.

	Apr. 2015	Executive Officer, General Manager of Nagoya Corporate Branch of Mizuho Bank, Ltd.

	Apr. 2017	Managing Executive Officer, Deputy Head of Internal Audit Group of Mizuho Financial Group, Inc. (current)

Managing Executive Officer, Head of Internal Audit Group of Mizuho Bank, Ltd. (current)

	Apr. 2019	Advisor to Audit Committee of Mizuho Financial Group, Inc. (scheduled)

Name	Masahiro Kosugi

Date of Birth	July 4, 1965

Education	Mar. 1989	Graduated from School of Law, Waseda University

Business Experience	Joined our group in Apr. 1989

	Apr. 2014	General Manager of Portfolio Management Division of Mizuho Financial Group, Inc. General Manager of Portfolio Management Division of Mizuho Bank, Ltd.

	Apr. 2016	General Manager of Accounting Department of Mizuho Financial Group, Inc. General Manager of Accounting Department of Mizuho Bank, Ltd.

	Apr. 2018	Executive Officer, General Manager of Accounting Department of Mizuho Financial Group, Inc. (current) Executive Officer, General Manager of Accounting Department of Mizuho Bank, Ltd. (current)

	Apr. 2019	Advisor to Audit Committee of Mizuho Financial Group, Inc. (scheduled)

Name	Masami Yamamoto

Date of Birth	Jan. 11, 1954

Education	Mar. 1976	Graduated from Faculty of Engineering, Kyushu University

Business Experience	Apr. 1976	Joined Fujitsu Limited

	June 2004	Executive Vice President, Personal Systems Business Group

	June 2005	Corporate Vice President

	June 2007	Corporate Senior Vice President

	Jan. 2010	Corporate Senior Executive Vice President

	Apr. 2010	President

	June 2010	Representative Director President

	June 2015	Representative Director Chairman

	June 2017	Director Chairman (current)
Outside Director, JFE Holdings, Inc. (current)

2.	Changes of Executive Officers and Specialist Officers

Executive Officers in this section mean either executive officers as defined in the Companies Act or executive officers as defined in our internal regulations.

Name	New Position (Effective as of April 1, 2019)		Current Position

Junichi Kato	Senior Managing Executive Officer (Representative Executive Officer)	Head of Global Markets Company	Senior Managing Executive Officer	Head of Global Markets Company

Satoshi Ishii	Senior Managing Executive Officer	Chief Digital Innovation Officer / Head of IT & Systems Group / Head of Operations Group	—

Masahiro Otsuka	Senior Managing Executive Officer	Head of Retail & Business Banking Company	—

Motonori Wakabayashi	Managing Executive Officer	Head of Research & Consulting Unit / Head of Risk Management Group	Managing Executive Officer	Head of Research & Consulting Unit

Mr. Motonori Wakabayashi is expected to concurrently serve as President & CEO (Representative Director) of Mizuho Research Institute Ltd. after the ordinary general meeting of shareholders of the company in June 2019.

Goji Fujishiro	Managing Executive Officer	Head of Asset Management Company / Head of Global Products Unit	Managing Executive Officer	Head of Global Products Unit

Shuji Kojima	Managing Executive Officer	Head of Compliance Group	Managing Executive Officer	Head of Human Resources Group

Hiroaki Ehara	Managing Executive Officer	Head of Human Resources Group	Managing Executive Officer	Joint Head of Human Resources Group / Joint Head of Internal Audit Group

Toshitsugu Okabe	Deputy Chairman & Executive Officer	In charge of Specially Assigned Matters	Deputy President & Executive Officer (Representative Executive Officer)	Head of Retail & Business Banking Company

Daisaku Abe	Deputy Chairman & Executive Officer	Head of Internal Audit Group / In charge of Specially Assigned Matters	Deputy President & Executive Officer	Head of IT & Systems Group / Head of Operations Group

Naofumi Fuke	Senior Managing Executive Officer	Deputy Head of Retail & Business Banking Company	Managing Executive Officer	Joint Head of Retail & Business Banking Company

Name	New Position (Effective as of April 1, 2019)		Current Position

Koji Arita	Managing Executive Officer	Deputy Head of Operations Group	Managing Executive Officer	Joint Head of Operations Group

Koji Yonei	Managing Executive Officer	Deputy Head of IT & Systems Group / General Manager of IT & Systems Promotion Department	Managing Executive Officer	Joint Head of IT & Systems Group / General Manager of IT & Systems Promotion Department

Masatoshi Yoshihara	Managing Executive Officer	Deputy Head of Global Markets Company	Managing Executive Officer	Joint Head of Global Markets Company

Toshiro Egawa	Managing Executive Officer	In charge of Specific Business of Retail & Business Banking Company	Managing Executive Officer	Joint Head of Retail & Business Banking Company

Hidenobu Mukai	Managing Executive Officer	In charge of Specific Business of Retail & Business Banking Company / Deputy Head of Digital Innovation Strategy	Managing Executive Officer	In charge of Specific Business of Retail & Business Banking Company

Akihito Mochizuki	Managing Executive Officer	Joint Head of Internal Audit Group*	Managing Executive Officer	In charge of Specific Business of Strategic Planning Group

Yasumasa Mukai	Managing Executive Officer	In charge of Specific Business of IT & Systems Group	Specialist Officer	General Manager for IT & Systems Group
Mr. Yasumasa Mukai is expected to concurrently serve as President & CEO (Representative Director) of Mizuho Information & Research Institute, Inc. on April 1, 2019.

Masayuki Sugawara	Managing Executive Officer	Head of East Asia	—
Mr. Masayuki Sugawara is expected to concurrently serve as Chairman of Mizuho Bank (China), Ltd. after obtaining the authorization of relevant authorities.

Hiroyuki Iijima	Managing Executive Officer	In charge of Specific Business of Retail & Business Banking Company	Executive Officer	General Manager of Retail & Business Banking Coordination Department

Name	New Position (Effective as of April 1, 2019)		Current Position

Naoto Takahashi	Managing Executive Officer	In charge of Specific Business of Strategic Planning Group / General Manager of Next-Generation IT Systems Coordination Project Team / Joint Head of Strategic Planning Group* / Joint Head of Financial Control & Accounting Group*	Managing Executive Officer	In charge of Specific Duties of Strategic Planning Group / General Manager of Next-Generation IT Systems Coordination Project Team

Hiroshi Itabashi	Managing Executive Officer	Joint Head of Corporate & Institutional Company*	Managing Executive Officer	Joint Head of Corporate & Institutional Company / Deputy Chief Digital Innovation Officer

Masao Kanamaru	Managing Executive Officer	Joint Head of Global Corporate Company* / Joint Head of Global Products Unit*	Managing Executive Officer	Joint Head of Global Corporate Company / Joint Head of Global Markets Company / Joint Head of Global Products Unit

Takuo Murakami	Managing Executive Officer	Joint Head of Asset Management Company*	—

Atsushi Takahashi	Managing Executive Officer	Joint Head of Financial Control & Accounting Group* / Joint Head of IT & Systems Group* / Joint Head of Operations Group*	Managing Executive Officer	Joint Head of Global Markets Company

Yuzo Kanamori	Managing Executive Officer	Joint Head of Global Corporate Company* / Joint Head of Strategic Planning Group*	Managing Executive Officer	Joint Head of Global Corporate Company / Joint Head of Global Products Unit / Deputy Chief Digital Innovation Officer / Joint Head of Strategic Planning Group / Joint Head of Operations Group

Yasuto Hamanishi	Managing Executive Officer	Joint Head of Corporate & Institutional Company* / Joint Head of Global Corporate Company* / Joint Head of Global Products Unit*	Managing Executive Officer	Joint Head of Global Corporate Company / Joint Head of Global Products Unit

Yasuhiro Shibata	Managing Executive Officer	Joint Head of Global Markets Company*	—

Name	New Position (Effective as of April 1, 2019)		Current Position

Eishi Shimizu	Executive Officer	General Manager of Operations Planning Department	Executive Officer	General Manager of Channel Strategy Department

Bo Kusanagi	Executive Officer	Deputy Head of Asset Management Company	Executive Officer	General Manager of Asset Management Coordination Departmen

Yasuhiko Ushikubo	Executive Officer	Deputy Head of Research & Consulting Unit	—
Mr. Yasuhiko Ushikubo is expected to concurrently serve as Senior Managing Executive Officer of Mizuho Research Institute Ltd. on April 1, 2019.

Kenya Koshimizu	Executive Officer	Joint Head of Global Markets Company*	—

Fumio Tajima	Executive Officer	General Manager of Global Products Coordination Department	—

Satoshi Asai	Executive Officer	Deputy Head of Financial Control & Accounting Group / Deputy Head of Human Resources Group	—

Tatsuhiro Takahashi	Executive Officer	General Manager of IT & Systems Planning Department	—	General Manager of IT & Systems Planning Department

Satoshi Yoneda	Executive Officer	General Manager of Branch Banking Department	—	General Manager for Branch Banking Department

Tetsuya Akutsu	Executive Officer	General Manager of Global Corporate Coordination Department	—

Shingo Suwabe	Executive Officer	In charge of Specific Business of IT & Systems Group	—	Joint General Manager of IT & Systems Planning Department
Mr. Shingo Suwabe is expected to concurrently serve as Senior Managing Director of Mizuho Information & Research Institute, Inc. on April 1, 2019.

Naoshi Inomata	Executive Officer	In charge of Specially Assigned Matters	—	General Manager of Asia & Oceania Department

Hiroya Uchimura	Executive Officer	General Manager of Credit Risk Management Department	—	General Manager of Credit Risk Management Department

Name	New Position (Effective as of April 1, 2019)		Current Position

Makoto Matsubara	Executive Officer	General Manager of Global Talent Planning and Management Department	—	General Manager of Planning Administration Department

Nobuhiro Kaminoyama	Executive Officer	General Manager of Corporate Secretariat	—	General Manager of Corporate Secretariat

Atsushi Ishisaka	Executive Officer	General Manager of Corporate & Institutional Coordination Department	—

Shoji Yakabe	Executive Officer	Joint Head of IT & Systems Group* / Joint Head of Operations Group*	—

Shinya Matake	Executive Officer	Joint Head of Retail & Business Banking Company*	—

Manabu Akasaka	Executive Officer	Joint Head of Global Markets Company*	—

Yasuto Sengoku	Executive Officer	Joint Head of Internal Audit Group*	—

Takanori Nishiyama	Retired		Member of the Board of Directors, Managing Executive Officer	Head of Compliance Group

Yasuyuki Shibata	Retired		Member of the Board of Directors, Managing Executive Officer	Head of Risk Management Group

Katsunobu Motohashi	Retired		Senior Managing Executive Officer	Head of Asset Management Company

Tsutomu Nomura	Retired		Managing Executive Officer	Head of Internal Audit Group

Takeshi Watanabe	Retired		Senior Managing Executive Officer	In charge of Specific Duties

Daisuke Yamada	Retired		Senior Managing Executive Officer	Chief Digital Innovation Officer

Name	New Position (Effective as of April 1, 2019)		Current Position

Haruki Nakamura	Retired		Managing Executive Officer	Joint Head of IT & Systems Group

Shingo Asano	Retired		Managing Executive Officer	In charge of Specific Business of Retail & Business Banking Company

Takahiko Yasuhara	Reassigned	To be Deputy President of MHBK	Managing Executive Officer	Head of East Asia

Hisaaki Hirama	Reassigned	To be Member of the Board of Directors of MHFG (effective in late June 2019)	Managing Executive Officer	Joint Head of Internal Audit Group

Riki Shibata	Retired		Managing Executive Officer	Joint Head of Global Markets Company

Kazuhisa Sawa	Retired		Managing Executive Officer	Joint Head of Strategic Planning Group / Joint Head of Financial Control & Accounting Group / Joint Head of IT & Systems Group / Joint Head of Operations Group

Toshio Sobue	Retired		Managing Executive Officer	Joint Head of Risk Management Group / Joint Head of Compliance Group

Yoshihito Bando	Retired		Managing Executive Officer	Joint Head of Asset Management Company

Naoyuki Machinaga	Retired		Managing Executive Officer	Joint Head of Research & Consulting Unit

Toshio Hirota	Retired		Managing Executive Officer	Joint Head of Corporate & Institutional Company

Tatsuya Yamada	Retired		Managing Executive Officer	Joint Head of Financial Control & Accounting Group / Joint Head of IT & Systems Group

Hideyuki Kawashima	Reassigned	To be Member of the Board of Directors (Audit & Supervisory Committee Member) of MHSC (effective in late June 2019)	Managing Executive Officer	Joint Head of Internal Audit Group

Name	New Position (Effective as of April 1, 2019)		Current Position

Asashi Katou	Retired		Executive Officer	General Manager for IT & Systems Group

Shinya Uda	Reassigned	To stay at MHBK	Executive Officer	General Manager of Global Talent Planning and Management Department

Masahiro Kosugi	Reassigned	To be Member of the Board of Directors of MHFG (effective in late June 2019)	Executive Officer	General Manager of Accounting Department

Masahiko Kato	Retired		Specialist Officer	General Manager for IT & Systems Group

(Note) Asterisks indicate the omission of “for Cross-entity Strategy”

Name	New Position (Effective in late June 2019)		Current Position

Satoshi Ishii	Member of the Board of Directors, Senior Managing Executive Officer	Chief Digital Innovation Officer / Head of IT & Systems Group / Head of Operations Group	(Mentioned above)

Motonori Wakabayashi	Member of the Board of Directors, Managing Executive Officer	Head of Research & Consulting Unit / Head of Risk Management Group	(Mentioned above)

Hiroaki Ehara	Member of the Board of Directors, Managing Executive Officer	Head of Human Resources Group	(Mentioned above)

Hisashi Kikuchi	Managing Executive Officer	Head of Strategic Planning Group	Member of the Board of Directors, Managing Executive Officer	Head of Strategic Planning Group

Brief Personal Record of New Representative Executive Officer

Name	Junichi Kato

Date of Birth	July 30, 1957

Education	Mar. 1980	Graduated from Faculty of Law, the University of Tokyo

Business Experience	Joined our group in Apr. 1980

	Apr. 2008	Executive Officer of Mizuho Securities Co., Ltd. President & CEO of Mizuho Bank (Switzerland) Ltd.

	Apr. 2009	Managing Executive Officer of Mizuho Bank, Ltd.

	Apr. 2012	Managing Executive Officer, Joint Head of Markets Unit of Mizuho Bank, Ltd. Managing Executive Officer, Joint Head of Markets Unit of Mizuho Corporate Bank, Ltd.

	Apr. 2014	Managing Executive Officer, Head of Markets Unit of Mizuho Financial Group, Inc. Managing Executive Officer, Head of Markets Unit of Mizuho Bank, Ltd.

	Apr. 2016	Senior Managing Executive Officer, Head of Global Markets Company of Mizuho Financial Group, Inc. (current)

3.	Executive Officers as of April 1, 2019

Executive Officers as Defined in the Companies Act

President & Group CEO (Representative Executive Officer)*	Tatsufumi Sakai

Senior Managing Executive Officer (Representative Executive Officer)	Junichi Kato	Head of Global Markets Company

Senior Managing Executive Officer	Satoshi Ishii	Chief Digital Innovation Officer / Head of IT & Systems Group / Head of Operations Group

Senior Managing Executive Officer	Akira Nakamura	Head of Corporate & Institutional Company

Senior Managing Executive Officer	Seiji Imai	Head of Global Corporate Company

Senior Managing Executive Officer	Masahiro Otsuka	Head of Retail & Business Banking Company

Managing Executive Officer	Motonori Wakabayashi	Head of Research & Consulting Unit / Head of Risk Management Group

Managing Executive Officer	Goji Fujishiro	Head of Asset Management Company / Head of Global Products Unit

Managing Executive Officer	Shuji Kojima	Head of Compliance Group

Managing Executive Officer	Hiroaki Ehara	Head of Human Resources Group

Managing Executive Officer*	Makoto Umemiya	Head of Financial Control & Accounting Group

Managing Executive Officer*	Hisashi Kikuchi	Head of Strategic Planning Group

(Note) Asterisks indicate executive officers expected to concurrently serve as directors.

Executive Officers as Defined in Our Internal Regulations

Deputy Chairman & Executive Officer	Toshitsugu Okabe	In charge of Specially Assigned Matters

Deputy Chairman & Executive Officer	Daisaku Abe	Head of Internal Audit Group / In charge of Specially Assigned Matters

Deputy President & Executive Officer	Satoshi Miyazaki	In charge of Western Japan (Kinki, Chugoku, and Shikoku regions)

Senior Managing Executive Officer	Teiji Teramoto	Head of the Americas

Senior Managing Executive Officer	Naofumi Fuke	Deputy Head of Retail & Business Banking Company

Managing Executive Officer	Koji Arita	Deputy Head of Operations Group

Managing Executive Officer	Koji Yonei	Deputy Head of IT & Systems Group / General Manager of IT & Systems Promotion Department

Managing Executive Officer	Masatoshi Yoshihara	Deputy Head of Global Markets Company

Managing Executive Officer	Toshiro Egawa	In charge of Specific Business of Retail & Business Banking Company

Managing Executive Officer	Hiroshi Nagamine	Head of Europe, Middle East and Africa

Managing Executive Officer	Hidenobu Mukai	In charge of Specific Business of Retail & Business Banking Company / Deputy Head of Digital Innovation Strategy

Managing Executive Officer	Hidekatsu Take	Head of Asia & Oceania excl. East Asia

Managing Executive Officer	Akihito Mochizuki	Joint Head of Internal Audit Group*

Managing Executive Officer	Yasumasa Mukai	In charge of Specific Business of IT & Systems Group

Managing Executive Officer	Masayuki Sugawara	Head of East Asia

Managing Executive Officer	Hiroyuki Iijima	In charge of Specific Business of Retail & Business Banking Company

Managing Executive Officer	Naoto Takahashi	In charge of Specific Business of Strategic Planning Group / General Manager of Next-Generation IT Systems Coordination Project Team / Joint Head of Strategic Planning Group* / Joint Head of Financial Control & Accounting Group*

Managing Executive Officer	Keisuke Saito	Joint Head of Global Products Unit*

Managing Executive Officer	Hiroshi Itabashi	Joint Head of Corporate & Institutional Company*

Managing Executive Officer	Masao Kanamaru	Joint Head of Global Corporate Company* / Joint Head of Global Products Unit*

Managing Executive Officer	Kei Umeda	Joint Head of Global Products Unit*

Managing Executive Officer	Takuo Murakami	Joint Head of Asset Management Company*

Managing Executive Officer	Atsushi Takahashi	Joint Head of Financial Control & Accounting Group* / Joint Head of IT & Systems Group* / Joint Head of Operations Group*

Managing Executive Officer	Masaya Oishi	Joint Head of Asset Management Company*

Managing Executive Officer	Yuzo Kanamori	Joint Head of Global Corporate Company* / Joint Head of Strategic Planning Group*

Managing Executive Officer	Yasuto Hamanishi	Joint Head of Corporate & Institutional Company* / Joint Head of Global Corporate Company* / Joint Head of Global Products Unit*

Managing Executive Officer	Taiji Kumagai	Joint Head of Compliance Group*

Managing Executive Officer	Kenji Fujii	Joint Head of Research & Consulting Unit* / Joint Head of Risk Management Group*

Managing Executive Officer	Takafumi Matake	Joint Head of Human Resources Group*

Managing Executive Officer	Yasuhiro Shibata	Joint Head of Global Markets Company*

Executive Officer	Eishi Shimizu	General Manager of Operations Planning Department

Executive Officer	Bo Kusanagi	Deputy Head of Asset Management Company

Executive Officer	Yasuhiko Ushikubo	Deputy Head of Research & Consulting Unit

Executive Officer	Masaomi Takada	General Manager of Executive Secretariat

Executive Officer	Kenya Koshimizu	Joint Head of Global Markets Company*

Executive Officer	Fumio Tajima	General Manager of Global Products Coordination Department

Executive Officer	Tatsuhiro Takahashi	General Manager of IT & Systems Planning Department

Executive Officer	Satoshi Yoneda	General Manager of Branch Banking Department

Executive Officer	Tetsuya Akutsu	General Manager of Global Corporate Coordination Department

Executive Officer	Shingo Suwabe	In charge of Specific Business of IT & Systems Group

Executive Officer	Naoshi Inomata	In charge of Specially Assigned Matters

Executive Officer	Hiroya Uchimura	General Manager of Credit Risk Management Department

Executive Officer	Makoto Matsubara	General Manager of Global Talent Planning and Management Department

Executive Officer	Nobuhiro Kaminoyama	General Manager of Corporate Secretariat

Executive Officer	Atsushi Ishisaka	General Manager of Corporate & Institutional Coordination Department

Executive Officer	Shoji Yakabe	Joint Head of IT & Systems Group* / Joint Head of Operations Group*

Executive Officer	Shinya Matake	Joint Head of Retail & Business Banking Company*

Executive Officer	Manabu Akasaka	Joint Head of Global Markets Company*

Executive Officer	Yasuto Sengoku	Joint Head of Internal Audit Group*

Executive Officer	Satoshi Asai	Deputy Head of Financial Control & Accounting Group / Deputy Head of Human Resources Group

(Note) Asterisks indicate the omission of “for Cross-entity Strategy”

Mizuho Bank, Ltd. (MHBK)

1.	Changes of Directors, Executive Officers and Specialist Officers

Name	New Position (Effective as of April 1, 2019)		Current Position

Takahiko Yasuhara	Deputy President (Representative Director) and Deputy President & Executive Officer	Head of Business Promotion	Managing Executive Officer	Head of East Asia

Satoshi Ishii	Deputy President & Executive Officer	In charge of Digital Innovation Department / Head of IT & Systems Group / Head of Operations Group	Senior Managing Executive Officer	Head of Business Promotion / In charge of Banking

Akira Nakamura	Deputy President & Executive Officer	Head of Corporate & Institutional Division	Senior Managing Executive Officer	Head of Corporate & Institutional Division

Seiji Imai	Deputy President & Executive Officer	In charge of Specially Assigned Matters	Senior Managing Executive Officer	Head of Global Corporate Division

Koji Arita	Managing Executive Officer	Deputy Head of Operations Group	Managing Executive Officer	Joint Head of Operations Group

Motonori Wakabayashi	Managing Executive Officer	Head of Research & Consulting Unit / Head of Risk Management Group	Managing Executive Officer	Head of Research & Consulting Unit
Mr. Motonori Wakabayashi is expected to concurrently serve as President & CEO (Representative Director) of Mizuho Research Institute Ltd. after the ordinary general meeting of shareholders of the company in June 2019.

Goji Fujishiro	Managing Executive Officer	Head of Asset Management Division / Head of Global Products Unit	Managing Executive Officer	Head of Global Products Unit

Shuji Kojima	Managing Executive Officer	Head of Compliance Group	Managing Executive Officer	Head of Human Resources Group

Hiroaki Ehara	Managing Executive Officer	Head of Human Resources Group	—

Koji Yonei	Managing Executive Officer	Deputy Head of IT & Systems Group / General Manager of IT & Systems Promotion Department	Managing Executive Officer	Joint Head of IT & Systems Group / General Manager of IT & Systems Promotion Department

Name	New Position (Effective as of April 1, 2019)		Current Position

Nobuhisa Zama	Managing Executive Officer	In charge of Specially Assigned Matters / In charge of Credit of Retail & Business Banking Division / In charge of Credit of Corporate & Institutional Division / In charge of Credit of Global Corporate Division	Managing Executive Officer	In charge of Credit of Retail & Business Banking Division

Makoto Umemiya	Managing Executive Officer	Head of Financial Control & Accounting Group	Executive Managing Director and Managing Executive Officer	Head of Financial Control & Accounting Group

Toshiro Egawa	Managing Executive Officer	Co-Head of Retail & Business Banking Division	—

Hidenobu Mukai	Managing Executive Officer	Co-Head of Retail & Business Banking Division / Deputy Head of Digital Innovation Department	Managing Executive Officer	Co-Head of Retail & Business Banking Division

Masaki Seki	Managing Executive Officer	In charge of Banking	Managing Executive Officer	In charge of Banking / In charge of Specific Global Corporations

Hisashi Kikuchi	Managing Executive Officer	Head of Strategic Planning Group	Executive Managing Director and Managing Executive Officer	Head of Strategic Planning Group

Akihito Mochizuki	Managing Executive Officer	Head of Internal Audit Group	Managing Executive Officer	In charge of Specific Business of Strategic Planning Group

Ken Ashida	Managing Executive Officer	In charge of Banking	Executive Officer	General Manager of Corporate Banking Department No.18

Masayuki Sugawara	Managing Executive Officer	Head of East Asia	Executive Officer	General Manager of Bangkok Branch
Mr. Masayuki Sugawara is expected to concurrently serve as Chairman of Mizuho Bank (China), Ltd. after obtaining the authorization of relevant authorities.

Kenji Sugita	Managing Executive Officer	In charge of Banking	Executive Officer	General Manager of Nagoya Corporate Banking Department

Name	New Position (Effective as of April 1, 2019)		Current Position

Yutaka Akutagawa	Managing Executive Officer	In charge of Banking	—

Hiroyuki Iijima	Managing Executive Officer	Co-Head of Retail & Business Banking Division	Executive Officer	General Manager of Retail & Business Banking Coordination Department

Eishi Shimizu	Executive Officer	General Manager of Operations Planning Department	Executive Officer	General Manager of Channel Strategy Department

Takashi Tomita	Executive Officer	In charge of Credit of Retail & Business Banking Division / In charge of Credit of Corporate & Institutional Division	Executive Officer	General Manager of Corporate Strategy Department No.1

Yasuhiko Hashimoto	Executive Officer	Head of Global Corporate Division	Executive Officer	Joint Head of Europe, Middle East and Africa

Bo Kusanagi	Executive Officer	Deputy Head of Asset Management Division	Executive Officer	General Manager of Asset Management Coordination Department

Takashi Kawaguchi	Executive Officer	General Manager of Forex Department / General Manager of Derivative Products Department	Executive Officer	General Manager of Americas Treasury Department

Yasuhiko Ushikubo	Executive Officer	Deputy Head of Research & Consulting Unit	Executive Officer	General Manager of Industry Research Department
Mr. Yasuhiko Ushikubo is expected to concurrently serve as Senior Managing Executive Officer of Mizuho Research Institute Ltd. on April 1, 2019.

Shinya Uda	Executive Officer	President & CEO (Representative Director) of Mizuho Human Service Co., Ltd. and President & CEO (Representative Director) of Mizuho Business Partner Co., Ltd.	Executive Officer	General Manager of Global Talent Planning and Management Department

Takuya Ito	Executive Officer	Deputy Head of the Americas	Executive Officer	Joint Head of the Americas

Name	New Position (Effective as of April 1, 2019)		Current Position

Takuhiko Tochiori	Executive Officer	Deputy Head of Asia & Oceania excl. East Asia / General Manager of Asia & Oceania Corporate Banking Department	Executive Officer	Joint Head of Asia & Oceania excl. East Asia / General Manager of Asia & Oceania Corporate Banking Department

Masahiko Kato	Executive Officer	General Manager of Nagoya Corporate Banking Department	Executive Officer	General Manager of Seoul Branch

Kenya Koshimizu	Executive Officer	Co-Head of Global Markets Division	—

Fumio Tajima	Executive Officer	General Manager of Global Products Coordination Department	Executive Officer	General Manager of Corporate Banking Department No.17

Takeshi Katano	Executive Officer	General Manager of IT & Systems Control Department No.1	—	General Manager of IT & Systems Control Department No.1

Tatsuhiro Takahashi	Executive Officer	General Manager of IT & Systems Planning Department	—	General Manager of IT & Systems Planning Department

Toshiro Koroyasu	Executive Officer	General Manager of Seoul Branch	—	General Manager of Corporate Banking Department No.13

Taketo Imai	Executive Officer	In charge of Banking	—	General Manager of Branch Banking Department No.2

Hiroyasu Matsui	Executive Officer	General Manager of Kyobashi Branch Department No.2	—	General Manager of Kyobashi Branch Department No.2

Satoshi Yoneda	Executive Officer	General Manager of Branch Banking Department	—	General Manager of Branch Banking Department No.5

Tetsuya Akutsu	Executive Officer	General Manager of Global Corporate Coordination Department	—	Project Manager of SEIBI Project Team

Shinsuke Toda	Executive Officer	Deputy Head of Europe, Middle East and Africa	—	General Manager of Global Corporate Coordination Department

Yasuhiro Kubota	Executive Officer	General Manager of Bangkok Branch	—	General Manager of Mumbai Branch

Name	New Position (Effective as of April 1, 2019)		Current Position

Ryusei Adachi	Executive Officer	In charge of Banking	—	General Manager of Corporate Banking Department No.8

Akihiro Ota	Executive Officer	General Manager of Corporate Banking Department No.10	—	General Manager of Corporate Banking Department No.10

Hiroya Uchimura	Executive Officer	General Manager of Credit Risk Management Department	—	General Manager of Credit Risk Management Department

Mitsuhiro Kanazawa	Executive Officer	In charge of Credit of Global Corporate Division	—	General Manager of Americas Department

Seiki Kurashita	Executive Officer	In charge of Banking	—	General Manager of Branch Banking Department

Eric Yoss	Executive Officer	CRO of Mizuho Americas LLC	—

Yukihiko Sakakihara	Executive Officer	General Manager of Corporate Banking Department No.6	—	General Manager of Corporate Banking Department No.6

Makoto Matsubara	Executive Officer	General Manager of Global Talent Planning and Management Department	—	General Manager of Planning Administration Department

Nobuhiro Kaminoyama	Executive Officer	General Manager of Corporate Secretariat	—	General Manager of Corporate Secretariat

Atsushi Ishisaka	Executive Officer	General Manager of Corporate & Institutional Coordination Department	—	General Manager of Corporate Banking Department No.14

Shuji Matsuura	Executive Officer	General Manager of Corporate Banking Department No.9	—	General Manager of Corporate Banking Department No.9

Nobuhide Hayashi	Retired*1		Chairman, Member of the Board of Directors

*1: To be Senior Advisor at MHBK

Name	New Position (Effective as of April 1, 2019)		Current Position

Shusaku Tsuhara	Retired		Deputy President (Representative Director) and Deputy President & Executive Officer	Head of Business Promotion

Takanori Nishiyama	Retired		Executive Managing Director and Managing Executive Officer	Head of Compliance Group

Yasuyuki Shibata	Retired		Executive Managing Director and Managing Executive Officer	Head of Risk Management Group

Daisaku Abe	Reassigned	To be Deputy Chairman at MHFG	Deputy President & Executive Officer	Head of IT & Systems Group / Head of Operations Group

Takeshi Watanabe	Retired		Senior Managing Executive Officer	In charge of Specially Assigned Matters / In charge of Credit of Corporate & Institutional Division / In charge of Credit of Global Corporate Division

Katsunobu Motohashi	Retired		Senior Managing Executive Officer	Head of Asset Management Division

Daisuke Yamada	Retired		Senior Managing Executive Officer	In charge of Digital Innovation Department

Haruki Nakamura	Retired		Managing Executive Officer	Joint Head of IT & Systems Group

Masahiro Miwa	Retired		Managing Executive Officer	In charge of Banking

Hiroshi Kisanuki	Retired		Managing Executive Officer	In charge of Banking

Andrew Dewing	Reassigned	To be MD, Head of Banking Division of Mizuho Securities USA LLC.	Managing Executive Officer	Joint Head of the Americas

Shingo Asano	Retired		Managing Executive Officer	Co-Head of Retail & Business Banking Division

Name	New Position (Effective as of April 1, 2019)		Current Position

Hisaaki Hirama	Reassigned	To be Member of the Board of Directors of MHFG (effective in late June 2019)	Managing Executive Officer	Head of Internal Audit Group

Masanobu Kobayashi	Retired		Managing Executive Officer	In charge of Banking / In charge of Specific Global Corporations

Naoto Takahashi	Reassigned	To stay at MHFG and to be Executive Managing Director of MHTB	Managing Executive Officer	In charge of Specific Business of Strategic Planning Group

Jun Hirose	Retired		Managing Executive Officer	In charge of Banking

Riki Shibata	Retired		Managing Executive Officer	Co-Head of Global Markets Division

Toyoki Oka	Retired		Executive Officer	Chairman of Mizuho Bank (China), Ltd.*2

Hirofumi Maruyama	Retired		Executive Officer	General Manager of Corporate Credit Department

Asashi Katou	Retired		Executive Officer	General Manager for IT & Systems Group

Fumio Yamazaki	Retired		Executive Officer	General Manager of Americas Corporate Banking Department No.1

Takahiro Tomitori	Retired		Executive Officer	General Manager of Fukuoka Branch, General Manager of Fukuoka Branch Department No.1 and General Manager of Fukuoka Branch Department No.2

Masahiro Kosugi	Reassigned	To be Member of the Board of Directors of MHFG (effective in late June 2019)	Executive Officer	General Manager of Accounting Department

Masahiro Shimabayashi	Retired		Executive Officer	General Manager of Sapporo Branch / General Manager of Sapporo Corporate Banking Department

Masahiko Kato	Retired		Specialist Officer	General Manager for IT & Systems Group

(Note) *2: The successor is expected to be Mr. Masayuki Sugawara after obtaining the authorization of relevant authorities.

Name	New Position (Effective in late June 2019)	Current Position

Toshitsugu Okabe	Member of the Board of Directors (Audit & Supervisory Committee Member) (not full-time)	—

Masayuki Yonetani	Retired	Member of the Board of Directors (Audit & Supervisory Committee Member)

Koji Nishiwaki	Retired	Member of the Board of Directors (Audit & Supervisory Committee Member)

2.	Directors and Executive Officers as of April. 1, 2019

Member of the Board of Directors

President & CEO (Representative Director)*	Koji Fujiwara

Deputy President (Representative Director)*	Satoshi Miyazaki	In charge of Western Japan (Kinki, Chugoku, and Shikoku regions)

Deputy President (Representative Director)*	Kiyoshi Miyake	Head of Business Promotion

Deputy President (Representative Director)*	Takahiko Yasuhara	Head of Business Promotion

Member of the Board of Directors (not full-time )	Tatsufumi Sakai

Member of the Board of Directors (Audit & Supervisory Committee Member)	Masayuki Yonetani

Member of the Board of Directors (Audit & Supervisory Committee Member)	Koji Nishiwaki

Member of the Board of Directors (Audit & Supervisory Committee Member)	Kazutoshi Narita

Member of the Board of Directors (Outside Director) (Audit & Supervisory Committee Member)	Yukio Machida

Member of the Board of Directors (Outside Director) (Audit & Supervisory Committee Member)	Shigeo Ohara

Member of the Board of Directors (Outside Director) (Audit & Supervisory Committee Member)	Toshio Kinoshita

Member of the Board of Directors (Outside Director) (Audit & Supervisory Committee Member)	Seiji Koga

(Note) Asterisks indicate directors expected to concurrently serve as executive officers.

Executive Officers*

Deputy President & Executive Officer	Satoshi Ishii	In charge of Digital Innovation Department / Head of IT & Systems Group / Head of Operations Group

Deputy President & Executive Officer	Akira Nakamura	Head of Corporate & Institutional Division

Deputy President & Executive Officer	Seiji Imai	In charge of Specially Assigned Matters

Senior Managing Executive Officer	Teiji Teramoto	Head of the Americas

Managing Executive Officer	Koji Arita	Deputy Head of Operations Group

Managing Executive Officer	Katsunori Tomita	In charge of Banking

Managing Executive Officer	Motonori Wakabayashi	Head of Research & Consulting Unit / Head of Risk Management Group

Managing Executive Officer	Goji Fujishiro	Head of Asset Management Division / Head of Global Products Unit

Managing Executive Officer	Shuji Kojima	Head of Compliance Group

Managing Executive Officer	Hiroaki Ehara	Head of Human Resources Group

Managing Executive Officer	Koji Yonei	Deputy Head of IT & Systems Group / General Manager of IT & Systems Promotion Department

Managing Executive Officer	Masatoshi Yoshihara	Co-Head of Global Markets Division

Managing Executive Officer	Hidetoshi Tokumoto	In charge of Banking

Managing Executive Officer	Nobuhisa Zama	In charge of Specially Assigned Matters / In charge of Credit of Retail & Business Banking Division / In charge of Credit of Corporate & Institutional Division / In charge of Credit of Global Corporate Division

Managing Executive Officer	Makoto Umemiya	Head of Financial Control & Accounting Group

Managing Executive Officer	Toshiro Egawa	Co-Head of Retail & Business Banking Division

Managing Executive Officer	Hitoshi Kasama	In charge of Banking

Managing Executive Officer	Hiroshi Nagamine	Head of Europe, Middle East and Africa

Managing Executive Officer	Yukinobu Maruyama	In charge of Banking

Managing Executive Officer	Hidenobu Mukai	Co-Head of Retail & Business Banking Division / Deputy Head of Digital Innovation Department

Managing Executive Officer	Masaki Seki	In charge of Banking

Managing Executive Officer	Takuya Kogiso	In charge of Banking

Managing Executive Officer	Hidekatsu Take	Head of Asia & Oceania excl. East Asia

Managing Executive Officer	Masahiko Abe	In charge of Banking

Managing Executive Officer	Hisashi Kikuchi	Head of Strategic Planning Group

Managing Executive Officer	Akihito Mochizuki	Head of Internal Audit Group

Managing Executive Officer	Ken Ashida	In charge of Banking

Managing Executive Officer	Masayuki Sugawara	Head of East Asia

Managing Executive Officer	Kenji Sugita	In charge of Banking

Managing Executive Officer	Yutaka Akutagawa	In charge of Banking

Managing Executive Officer	Hiroyuki Iijima	Co-Head of Retail & Business Banking Division

Executive Officer	Kazushi Takeda	President of Mizuho Bank (China), Ltd.

Executive Officer	Eishi Shimizu	General Manager of Operations Planning Department

Executive Officer	Angelo Aldana	General Manager of Americas Legal & Compliance Department

Executive Officer	Yeow Kwang Guan	General Manager of Asia & Oceania Administration Department

Executive Officer	John Ho	General Manager of Americas Credit Department

Executive Officer	Luc Reynders	General Manager of Europe Corporate Banking Department No.2

Executive Officer	Takashi Tomita	In charge of Credit of Retail & Business Banking Division / In charge of Credit of Corporate & Institutional Division

Executive Officer	Hidetoshi Kaji	General Manager of Personal Consulting Department

Executive Officer	Yasuhiko Hashimoto	Head of Global Corporate Division

Executive Officer	Bo Kusanagi	Deputy Head of Asset Management Division

Executive Officer	Takashi Kawaguchi	General Manager of Forex Department / General Manager of Derivative Products Department

Executive Officer	Yasuhiko Ushikubo	Deputy Head of Research & Consulting Unit

Executive Officer	Masaomi Takada	General Manager of Executive Secretariat

Executive Officer	Shinya Uda	President & CEO (Representative Director) of Mizuho Human Service Co., Ltd. and President & CEO (Representative Director) of Mizuho Business Partner Co., Ltd.

Executive Officer	Daisuke Horiuchi	General Manager of Ginzadori Branch

Executive Officer	Takuya Ito	Deputy Head of the Americas

Executive Officer	Seiichi Okuyama	General Manager of Tokyo-Chuo Branch Department No.2

Executive Officer	Takuhiko Tochiori	Deputy Head of Asia & Oceania excl. East Asia / General Manager of Asia & Oceania Corporate Banking Department

Executive Officer	Norio Sumi	General Manager of Corporate Banking Department No.7

Executive Officer	Naoto Oohitsu	General Manager of Innovative Startups Coordination Department

Executive Officer	Toru Namie	General Manager of Tokyo Main Office and General Manager of Tokyo Main Office Department No.1

Executive Officer	Masahiko Kato	General Manager of Nagoya Corporate Banking Department

Executive Officer	Michiko Morizono	General Manager of Kichijoji Branch

Executive Officer	Kazunori Seta	General Manager of e-Business Department

Executive Officer	Kenya Koshimizu	Co-Head of Global Markets Division

Executive Officer	Fumio Tajima	General Manager of Global Products Coordination Department

Executive Officer	Takeshi Katano	General Manager of IT & Systems Control Department No.1

Executive Officer	Tatsuhiro Takahashi	General Manager of IT & Systems Planning Department

Executive Officer	Toshiro Koroyasu	General Manager of Seoul Branch

Executive Officer	Taketo Imai	In charge of Banking

Executive Officer	Hiroyasu Matsui	General Manager of Kyobashi Branch Department No.2

Executive Officer	Satoshi Yoneda	General Manager of Branch Banking Department

Executive Officer	Tetsuya Akutsu	General Manager of Global Corporate Coordination Department

Executive Officer	Shinsuke Toda	Deputy Head of Europe, Middle East and Africa

Executive Officer	Yasuhiro Kubota	General Manager of Bangkok Branch

Executive Officer	Ryusei Adachi	In charge of Banking

Executive Officer	Akihiro Ota	General Manager of Corporate Banking Department No.10

Executive Officer	Hiroya Uchimura	General Manager of Credit Risk Management Department

Executive Officer	Mitsuhiro Kanazawa	In charge of Credit of Global Corporate Division

Executive Officer	Seiki Kurashita	In charge of Banking

Executive Officer	Eric Yoss	CRO of Mizuho Americas LLC

Executive Officer	Yukihiko Sakakihara	General Manager of Corporate Banking Department No.6

Executive Officer	Makoto Matsubara	General Manager of Global Talent Planning and Management Department

Executive Officer	Nobuhiro Kaminoyama	General Manager of Corporate Secretariat

Executive Officer	Atsushi Ishisaka	General Manager of Corporate & Institutional Coordination Department

Executive Officer	Shuji Matsuura	General Manager of Corporate Banking Department No.9

(Note)	* : Excluding executive officers concurrently serving as a directors

Mizuho Trust & Banking Co., Ltd. (MHTB)

1.	Changes of Directors and Executive Officers

Name	New Position (Effective as of April 1, 2019)		Current Position

Isao Nakamura	Deputy President (Representative Director) and Deputy President & Executive Officer	Head of Business Promotion	Deputy President & Executive Officer	Head of Business Promotion

Naoto Takahashi	Executive Managing Director and Managing Executive Officer	Head of Strategic Planning, Financial Control & Accounting Group / In charge of Executive Secretariat	—

Akira Nakamura	Member of the Board of Directors (not full-time)		—

Masahiro Otsuka	Member of the Board of Directors (not full-time)		—

Motonori Wakabayashi	Managing Executive Officer	Head of Risk Management Group	—

Shuji Kojima	Managing Executive Officer	Head of Compliance Group	—

Hiroaki Ehara	Managing Executive Officer	Head of Human Resources Group	Executive Managing Director and Managing Executive Officer	Head of Human Resources Group / Head of Internal Audit Group

Nobuhisa Zama	Managing Executive Officer	In charge of Specially Assigned Matters / In charge of Credit of Retail & Business Banking Division / In charge of Credit of Corporate & Institutional Division	Managing Executive Officer	In charge of Credit of Retail & Business Banking Division

Name	New Position (Effective as of April 1, 2019)		Current Position

Hiroshi Itabashi	Managing Executive Officer	Head of Corporate & Institutional Division / In charge of Specific Business of Strategic Planning, Financial Control & Accounting Group	Managing Executive Officer	Head of Corporate & Institutional Division / Joint Head of Strategic Planning, Financial Control & Accounting Group

Masao Kanamaru	Managing Executive Officer	Co-Head of Global Products Unit / Head of Custody & Structured Products and R&D Business Unit / In charge of Trust & Banking	Managing Executive Officer	Head of Global Markets Division / Co-Head of Global Products Unit / Head of Custody & Structured Products and R&D Business Unit

Akihito Mochizuki	Managing Executive Officer	Head of Internal Audit Group	—

Kei Umeda	Managing Executive Officer	Co-Head of Global Products Unit / Head of Real Estate Business Unit	Managing Executive Officer	Co-Head of Global Products Unit / Head of Real Estate Business Unit / General Manager of Real Estate Solution Department

Takuo Murakami	Managing Executive Officer	Head of Asset Management Division	Executive Officer	General Manager of Pension Business Coordination Department

Sumito Yasuhara	Managing Executive Officer	In charge of Trust & Banking	Executive Officer	General Manager of Trust Business Department V

Kazuyuki Akiyama	Managing Executive Officer	Head of Consulting Business Unit / In charge of Trust & Banking	Executive Officer	General Manager of Trust Business Department VII

Shoji Yakabe	Executive Officer	Head of IT & Systems Group / Head of Operations Group	Executive Officer	General Manager of IT & Systems Planning Department

Takashi Tomita	Executive Officer	In charge of Credit of Retail & Business Banking Division / In charge of Credit of Corporate & Institutional Division	—

Kazuma Ohe	Executive Officer	CEO of Mizuho Realty One Co., Ltd.	Executive Officer	General Manager of Real Estate Business Department IV

Name	New Position (Effective as of April 1, 2019)		Current Position

Shinya Matake	Executive Officer	Deputy Head of Retail & Business Banking Division	Executive Officer	General Manager of Trust Business Department I

Mitsuhiro Morishita	Executive Officer	General Manager of Trust Business Department VII	Executive Officer	General Manager of Frontier Trust Business R&D Department

Hirokazu Shirai	Executive Officer	General Manager of Pension Business Coordination Department	—	General Manager of Pension Business Promotion Department I

Manabu Akasaka	Executive Officer	Head of Global Markets Division / General Manager of Treasury Department	—	General Manager of Treasury Department

Hiromichi Nakajima	Executive Officer	General Manager of Investment Products Development Department	—	General Manager of Investment Products Development Department

Takeo Nakano	Retired*1		Chairman, Member of the Board of Directors
*1: To be Senior Advisor at MHTB

Kazuhisa Sawa	Retired		Deputy President (Representative Director) and Deputy President & Executive Officer	Head of Strategic Planning, Financial Control & Accounting Group / Head of IT & Systems Group / Head of Operations Group / In charge of Executive Secretariat

Toshio Sobue	Retired		Executive Managing Director and Managing Executive Officer	Head of Risk Management Group / Head of Compliance Group

Takeshi Watanabe	Retired		Senior Managing Executive Officer	In charge of Specially Assigned Matters / In charge of Credit of Corporate & Institutional Division

Yoshihito Bando	Retired		Managing Executive Officer	Head of Asset Management Division

Name	New Position (Effective as of April 1, 2019)		Current Position

Tatsuya Nakamizo	Retired		Managing Executive Officer	In charge of Trust & Banking

Naoyuki Machinaga	Retired		Managing Executive Officer	Head of Research & Consulting Unit / Head of Consulting Business Unit / In charge of Trust & Banking

Yutaka Akutagawa	Reassigned	To be Managing Executive Officer of MHBK	Executive Officer	General Manager of Corporate & Institutional Coordination Department

Atsunori Tsurumaki	Retired		Executive Officer	General Manager of Nagoya Branch

Shinichi Iwamura	Retired		Executive Officer	General Manager of Investment & Portfolio Management Coordination Department

Name	New Position (Effective in late June 2019)	Current Position

Daisaku Abe	Member of the Board of Directors (Audit & Supervisory Committee Member) (not full-time)	—

Yoshikazu Nishiwaki	Member of the Board of Directors (Outside Director) (Audit & Supervisory Committee Member)	—

Name	New Position (Effective in late June 2019)	Current Position

Hiroyuki Hatano	Retired	Member of the Board of Directors (Audit & Supervisory Committee Member)

Ryuta Nakajima	Retired	Member of the Board of Directors (Outside Director) (Audit & Supervisory Committee Member)

2.	Directors and Executive Officers as of April. 1, 2019

Member of the Board of Directors

President & CEO (Representative Director)*	Tetsuo Iimori

Deputy President (Representative Director)*	Isao Nakamura	Head of Business Promotion

Executive Managing Director*	Naoto Takahashi	Head of Strategic Planning, Financial Control & Accounting Group / In charge of Executive Secretariat

Member of the Board of Directors (not full-time)	Tatsufumi Sakai

Member of the Board of Directors (not full-time)	Akira Nakamura

Member of the Board of Directors (not full-time)	Masahiro Otsuka

Member of the Board of Directors (Outside Director)	Masaru Ono

Member of the Board of Directors (Outside Director)	Eiji Ogawa

Member of the Board of Directors (Audit & Supervisory Committee Member)	Masato Monguchi

Member of the Board of Directors (Audit & Supervisory Committee Member)	Hiroyuki Hatano

Member of the Board of Directors (Outside Director) (Audit & Supervisory Committee Member)	Masayuki Satake

Member of the Board of Directors (Outside Director) (Audit & Supervisory Committee Member)	Kiyotaka Fuke

Member of the Board of Directors (Outside Director) (Audit & Supervisory Committee Member)	Ryuta Nakajima

(Note) Asterisks indicate directors expected to concurrently serve as executive officers.

Executive Officers*

Managing Executive Officer	Keisuke Saito	Co-Head of Global Products Unit / Head of Stock Transfer Agency Business Unit / In charge of Trust & Banking

Managing Executive Officer	Tooru Koike	In charge of Trust & Banking

Managing Executive Officer	Motonori Wakabayashi	Head of Risk Management Group

Managing Executive Officer	Shuji Kojima	Head of Compliance Group

Managing Executive Officer	Hiroaki Ehara	Head of Human Resources Group

Managing Executive Officer	Nobuhisa Zama	In charge of Specially Assigned Matters / In charge of Credit of Retail & Business Banking Division / In charge of Credit of Corporate & Institutional Division

Managing Executive Officer	Hiroshi Itabashi	Head of Corporate & Institutional Division / In charge of Specific Business of Strategic Planning, Financial Control & Accounting Group

Managing Executive Officer	Toshiro Egawa	Head of Retail & Business Banking Division

Managing Executive Officer	Masao Kanamaru	Co-Head of Global Products Unit / Head of Custody & Structured Products and R&D Business Unit / In charge of Trust & Banking

Managing Executive Officer	Hideki Daimon	In charge of Trust & Banking

Managing Executive Officer	Akihito Mochizuki	Head of Internal Audit Group

Managing Executive Officer	Kei Umeda	Co-Head of Global Products Unit / Head of Real Estate Business Unit

Managing Executive Officer	Takuo Murakami	Head of Asset Management Division

Managing Executive Officer	Sumito Yasuhara	In charge of Trust & Banking

Managing Executive Officer	Kazuyuki Akiyama	Head of Consulting Business Unit / In charge of Trust & Banking

Executive Officer	Shoji Yakabe	Head of IT & Systems Group / Head of Operations Group

Executive Officer	Takashi Tomita	In charge of Credit of Retail & Business Banking Division / In charge of Credit of Corporate & Institutional Division

Executive Officer	Kazuma Ohe	CEO of Mizuho Realty One Co., Ltd.

Executive Officer	Tomoyasu Kikuno	General Manager of Fukuoka Branch

Executive Officer	Shinya Matake	Deputy Head of Retail & Business Banking Division

Executive Officer	Fumiaki Tanaka	General Manager of Internal Audit Department

Executive Officer	Yuji Goto	General Manager of Real Estate Business Coordination Department

Executive Officer	Masato Tsuruoka	General Manager of Consulting Department

Executive Officer	Mitsuhiro Morishita	General Manager of Trust Business Department VII

Executive Officer	Yasuhiro Kinoshita	General Manager of Retail & Business Banking Coordination Department

Executive Officer	Hirokazu Shirai	General Manager of Pension Business Coordination Department

Executive Officer	Manabu Akasaka	Head of Global Markets Division / General Manager of Treasury Department

Executive Officer	Hiromichi Nakajima	General Manager of Investment Products Development Department

(Note) * : Excluding executive officers concurrently serving as a directors

Mizuho Securities Co., Ltd. (MHSC)

1.	Changes of Directors and Executive Officers

Name	New Position (Effective as of April 1, 2019)		Current Position

Atsushi Takahashi	Deputy President (Representative Director) and Deputy President & Executive Officer	Head of Financial Control & Accounting Group / Head of IT & Systems Group / Head of Operations Group / Head of Global Finance / Head of Global IT / Head of Global Operations	Deputy President and Deputy President & Executive Officer	Head of Global Markets Division / Head of Global Markets

Yuzo Kanamori	Executive Managing Director and Managing Executive Officer	Head of Strategic Planning Group / In charge of Markets Strategic Intelligence Dept. / Joint Head of Global Finance / Joint Head of Global Risk Management / Joint Head of Global IT / Joint Head of Global Operations / Joint Head of Global Compliance	Executive Managing Director and Managing Executive Officer	Head of Strategic Planning Group / Head of Operations Group / In charge of Investment Dept. / In charge of Markets Strategic Intelligence Dept.

Junichi Kato	Member of the Board of Directors (not full-time)		—

Akira Nakamura	Member of the Board of Directors (not full-time)		—

Masahiro Otsuka	Member of the Board of Directors (not full-time)		—

Naofumi Fuke	Deputy President & Executive Officer	Head of Retail & Business Banking Division	Deputy President and Deputy President & Executive Officer	Head of Retail & Business Banking Division

Yasuto Hamanishi	Senior Managing Executive Officer	Head of Global Investment Banking Division / Head of Investment Banking Business Division / Head of Products Business Division / Head of Global Investment Banking	Senior Managing Executive Officer	Co-Head of Global Investment Banking Division / Head of Investment Banking Business Division / Head of Products Business Division / Head of Global Investment Banking

Name	New Position (Effective as of April 1, 2019)		Current Position

Sadamu Yoshida	Senior Managing Executive Officer	Co-Head of Retail & Business Banking Division	Managing Executive Officer	In charge of Global Investment Banking / In charge of Retail & Business Banking

Kenji Tsujitsugu	Managing Executive Officer	In charge of Global Investment Banking	Managing Executive Officer	Attached to Global Investment Banking Division / In charge of Global Investment Banking

Taiji Kumagai	Managing Executive Officer	Head of Compliance Group / Head of Global Compliance	Executive Managing Director and Managing Executive Officer	Head of Compliance Group / Head of Global Compliance

Kenji Fujii	Managing Executive Officer	Head of Research & Consulting Unit / Head of Risk Management Group / In charge of Due Diligence Dept. / Head of Global Risk Management	Executive Managing Director and Managing Executive Officer	Head of Research & Consulting Unit / Head of Risk Management Group / In charge of Due Diligence Dept. / Head of Global Risk Management

Yasuhiro Shibata	Managing Executive Officer	Head of Global Markets Division / Head of Global Markets	Executive Officer	Attached to Global Markets Division / Deputy President of Mizuho Securities USA LLC

Hitoshi Imai	Managing Executive Officer	In charge of Retail & Business Banking	Executive Officer	Head of Area of Retail & Business Banking Division

Shinobu Yamazaki	Executive Officer	Joint Head of Operations Group / Joint Head of Global Operations	Executive Officer	Joint Head of Operations Group / Head of Global Operations

Yu Nakaoki	Executive Officer	In charge of Global Investment Banking	Executive Officer	In charge of Global Investment Banking / In charge of Retail & Business Banking

Sachie Kinugawa	Executive Officer	In charge of Retail & Business Banking	Executive Officer	General Manager of Nagoya Branch

Masahiro Kihara	Executive Officer	Joint Head of Financial Control & Accounting Group / Joint Head of Global Finance	Executive Officer	General Manager of Financial Planning Dept.

Hiroshi Yoshizawa	Executive Officer	Head of Fixed Income Business Division	Executive Officer	Co-Head of Fixed Income Business Division

Yasuto Sengoku	Executive Officer	Head of Internal Audit Group / SC Group Chief Audit Executive	Executive Officer	Joint Head of Internal Audit Group

Name	New Position (Effective as of April 1, 2019)		Current Position

Norifumi Akiyama	Executive Officer	Head of Syndication Business Division / In charge of Investment Dept. / Head of Global Syndicate	Executive Officer	Head of Syndication Business Division / Head of Global Syndicate

Norikazu Akedo	Executive Officer	Joint Head of Global Markets Division	—

Kimihiro Sakano	Executive Officer	Head of Area of Retail & Business Banking Division	—	Head of Area of Retail & Business Banking Division

Itaru Shirakawa	Executive Officer	General Manager of Corporate Planning Dept.	—	General Manager of Corporate Planning Dept.

Yoshiro Hamamoto	Executive Officer	Attached to Strategic Planning Group (In charge of strategic planning for Asia & Oceania) / President & CEO of Mizuho Securities Asia Limited	—	Attached to Strategic Planning Group (In charge of strategic planning for Asia & Oceania) / President & CEO of Mizuho Securities Asia Limited

Shigeru Wakita	Executive Officer	In charge of Retail & Business Banking	—	General Manager of Corporate Finance Dept. II

Daishi Sasaki	Executive Officer	Head of Equity Business Division	—	Co-Head of Equity Business Division

Toshio Hirota	Retired		Senior Executive Managing Director and Senior Managing Executive Officer	Head of Global Investment Banking Division

Tatsuya Yamada	Retired		Senior Executive Managing Director (Representative Director) and Senior Managing Executive Officer	Head of Financial Control & Accounting Group / Head of IT & Systems Group / Head of Global Finance / Head of Global IT

Hideyuki Kawashima	Reassigned	To be Member of the Board of Directors (Audit & Supervisory Committee Member) of MHSC (effective in late June 2019)	Executive Managing Director and Managing Executive Officer	Head of Internal Audit Group / SC Group Chief Audit Executive

Name	New Position (Effective as of April 1, 2019)		Current Position

Hikaru Shimomura	Retired		Managing Executive Officer	Joint Head of Retail & Business Banking Division (In charge of Corporate Business)

Yoshihiro Kishishita	Retired		Managing Executive Officer	In charge of Retail & Business Banking

Kazumichi Komatsu	Retired		Managing Executive Officer	In charge of Retail & Business Banking

Yasumitsu Mori	Retired		Executive Officer	Head of Area of Retail & Business Banking Division

Atsushi Yamamoto	Retired		Executive Officer	In charge of Global Investment Banking

Kenya Koshimizu	Reassigned	To be Executive Officer of MHFG and MHBK	Executive Officer	Co-Head of Fixed Income Business Division

Satoshi Asai	Reassigned	To be Executive Officer of MHFG	Executive Officer	Attached to Strategic Planning Group / Attached to Financial Control & Accounting Group

Name	New Position (Effective in late June 2019)	Current Position

Hideyuki Kawashima	Member of the Board of Directors (Audit & Supervisory Committee Member)	—

Daisaku Abe	Member of the Board of Directors (Audit & Supervisory Committee Member) (not full-time)	—

Yasushi Higo	Retired	Member of the Board of Directors (Audit & Supervisory Committee Member)

Hiroki Takeshi	Retired	Member of the Board of Directors (Audit & Supervisory Committee Member)

2.	Directors and Executive Officers as of April. 1, 2019

Member of the Board of Directors

Chairman	Kosuke Nakamura

President & CEO (Representative Director)*	Koichi Iida

Deputy President (Representative Director)*	Atsushi Takahashi	Head of Financial Control & Accounting Group / Head of IT & Systems Group / Head of Operations Group / Head of Global Finance / Head of Global IT / Head of Global Operations

Executive Managing Director*	Masaya Oishi	Head of Fund Business Division / In charge of JA Sales Dept. of Global Markets Division

Executive Managing Director*	Yuzo Kanamori	Head of Strategic Planning Group / In charge of Markets Strategic Intelligence Dept. / Joint Head of Global Finance / Joint Head of Global Risk Management / Joint Head of Global IT / Joint Head of Global Operations / Joint Head of Global Compliance

Member of the Board of Directors (not full-time)	Tatsufumi Sakai

Member of the Board of Directors (not full-time)	Junichi Kato

Member of the Board of Directors (not full-time)	Akira Nakamura

Member of the Board of Directors (not full-time)	Masahiro Otsuka

Member of the Board of Directors (Outside Director)	Hidetaka Kawakita

Member of the Board of Directors (Audit & Supervisory Committee Member)	Yasushi Higo

Member of the Board of Directors (Audit & Supervisory Committee Member)	Hiroki Takeshi

Member of the Board of Directors (Outside Director) (Audit & Supervisory Committee Member)	Hideo Etani

Member of the Board of Directors (Outside Director) (Audit & Supervisory Committee Member)	Yuji Yoshimasu

Member of the Board of Directors (Outside Director) (Audit & Supervisory Committee Member)	Masaru Ono

(Note) Asterisks indicate directors expected to concurrently serve as executive officers.

Executive Officers*

Deputy President & Executive Officer	Naofumi Fuke	Head of Retail & Business Banking Division

Senior Managing Executive Officer	Yasuto Hamanishi	Head of Global Investment Banking Division / Head of Investment Banking Business Division / Head of Products Business Division / Head of Global Investment Banking

Senior Managing Executive Officer	Sadamu Yoshida	Co-Head of Retail & Business Banking Division

Managing Executive Officer	Kenji Tsujitsugu	In charge of Global Investment Banking

Managing Executive Officer	Taiji Kumagai	Head of Compliance Group / Head of Global Compliance

Managing Executive Officer	Kenji Fujii	Head of Research & Consulting Unit / Head of Risk Management Group / In charge of Due Diligence Dept. / Head of Global Risk Management

Managing Executive Officer	Keiji Maruko	In charge of Global Investment Banking

Managing Executive Officer	Osamu Endo	In charge of Global Investment Banking

Managing Executive Officer	Jerry Rizzieri	Attached to Strategic Planning Group (In charge of strategic planning for the Americas) / President & CEO of Mizuho Securities USA LLC

Managing Executive Officer	Takafumi Matake	Head of Human Resources Group / In charge of Executive Secretariat

Managing Executive Officer	Toshikazu Hiramatsu	In charge of Global Investment Banking

Managing Executive Officer	Suneel Bakhshi	Attached to Strategic Planning Group (In charge of strategic planning for EMEA) / President & CEO of Mizuho International plc

Managing Executive Officer	Yasuhiro Shibata	Head of Global Markets Division / Head of Global Markets

Managing Executive Officer	Hitoshi Imai	In charge of Retail & Business Banking

Executive Officer	Shinobu Yamazaki	Joint Head of Operations Group / Joint Head of Global Operations

Executive Officer	Yu Nakaoki	In charge of Global Investment Banking

Executive Officer	Hiroshi Mihashi	Joint Head of IT & Systems Group

Executive Officer	Masahiro Ikeda	Head of Area of Retail & Business Banking Division

Executive Officer	Shinichi Fukui	In charge of Retail & Business Banking

Executive Officer	Seiichiro Miyaoka	Joint Head of Global Markets Division

Executive Officer	Tatsuya Tsunoda	In charge of Global Investment Banking

Executive Officer	Sachie Kinugawa	In charge of Retail & Business Banking

Executive Officer	Masahiro Kihara	Joint Head of Financial Control & Accounting Group / Joint Head of Global Finance

Executive Officer	Hirobumi Nakayama	General Manager of Executive Secretariat

Executive Officer	Hiroshi Yoshizawa	Head of Fixed Income Business Division

Executive Officer	Shinsuke Kawamoto	In charge of Retail & Business Banking

Executive Officer	Ryoichi Kojima	Head of Area of Retail & Business Banking Division

Executive Officer	Hideki Ashikari	General Manager of Kyoto Branch

Executive Officer	Yasuto Sengoku	Head of Internal Audit Group / SC Group Chief Audit Executive

Executive Officer	Norifumi Akiyama	Head of Syndication Business Division / In charge of Investment Dept. / Head of Global Syndicate

Executive Officer	Jun Mochizuki	In charge of Global Investment Banking

Executive Officer	Norikazu Akedo	Joint Head of Global Markets Division

Executive Officer	Kimihiro Sakano	Head of Area of Retail & Business Banking Division

Executive Officer	Itaru Shirakawa	General Manager of Corporate Planning Dept.

Executive Officer	Yoshiro Hamamoto	Attached to Strategic Planning Group (In charge of strategic planning for Asia & Oceania) / President & CEO of Mizuho Securities Asia Limited

Executive Officer	Shigeru Wakita	In charge of Retail & Business Banking

Executive Officer	Daishi Sasaki	Head of Equity Business Division

(Note) * : Excluding executive officers concurrently serving as a directors

Management changes above are on the assumption that any permission required will be obtained from the relevant authorities.